UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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09056941

SEC Mail Processing Section
APR 01 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 49187

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

MCC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 GROVE STREET, SUITE 2-400
(No. And Street)

NEWTON, (City) MA (State) 02466 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT G. ROACH (212) 614-0491
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

OATH OR AFFIRMATION

I, ROBERT G. ROACH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCC SECURITIES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert G. Roach
Signature

CEO & MANAGING DIRECTOR
Title

Armenuhi Gyulumyan
Notary Public

Commonwealth of Massachusetts
Middlesex, S.S. date 2/27/09
ROBERT G ROACH
and acknowledged the foregoing instrument to be his/her free act and deed, before me
ARMENUHI GYULUMYAN, Notary Public
My commission Expires

ARMENUHI GYULUMYAN
Notary Public
Commonwealth of Massachusetts
My Commission Expires August 29, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCC SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
MCC Securities, Inc.:

We have audited the accompanying statement of financial condition of MCC Securities, Inc. as of December 31, 2008. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MCC Securities, Inc. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared under the assumption that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the company has not been in net capital compliance since June 12, 2008. This circumstance creates an uncertainty as to the Company's ability to continue as a going concern.

Fulvio & Associates, LLP

New York, New York
March 30, 2009

MCC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 606
TOTAL ASSETS	$ 606

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses	$ 11,164
Total Liabilities	$ 11,164
Stockholder's Equity:	
Common stock, par value $.01 shares authorized, issued and outstanding 2000	20
Additional Paid-in Capital	109,540
Accumulated Deficit	(120,118)
Total Stockholder's Equity	(10,558)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 606

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION OF THE CORPORATION

MCC Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). Effective November 7, 1996, the Company was approved for membership in the Financial Industry Regulatory Authority, Inc. ("FINRA"). Membership in FINRA was approved pursuant to a membership agreement entered into between the Company and FINRA. The membership agreement limits the Company's activities to private placements of securities and fee basis consulting.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement – Definition and Hierarchy

On January 1, 2008 the Partnership adopted Statement of Financial Accounting Standards No. 157 ("SFAS No. 157") which establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

MCC SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2008
(continued

NOTE 3. INCOME TAXES

For Federal tax purposes, the Company files as part of a consolidated return with the Parent. Federal taxes will be paid at the Parent level. For the year ended December 31, 2008 no accrual has been made for state and local taxes.

NOTE 4. NET CAPITAL REQUIREMENTS

SEC Rule 15c3-1 requires the Company to maintain a minimum of $5,000 in net capital. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008 the Company had net capital of $(10,558) and was ($15,558) below its minimum requirement. The Company's ratio of aggregate indebtedness to net capital was (1.06) to 1.

NOTE 5. GOING CONCERN

The Company's net capital has been below its minimum requirement since June 12, 2008. Management has plans to infuse Capital in an effort to comply with its minimum net capital requirements. There is no assurance if or when this may occur. If Management is unable to bring the Company back into compliance with net capital requirements it is doubtful whether the Company will be able to continue as a going concern.